NAME OF REGISTRANT: The Green Century Equity Fund
NAME OF PERSON RELYING ON EXEMPTION: The Green Century Equity Fund
ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 6 on Avon Products, Inc 2013 Proxy Statement:
Report on efforts to reduce risks
associated with the use of harmful chemicals in personal care products
Avon Products, Inc.   Symbol:  AVP
Filed by: The Green Century Equity Fund

Recently, investors have seen an increase in scientific and public concerns surrounding the use of hazardous chemicals in health and beauty products. Some companies are taking a precautionary and pro-active approach to these concerns by moving more quickly than regulators to phase out chemicals of concern, such as chemicals that are known or suspected to cause cancer or mutations, harm the reproductive system, affect the endocrine system, accumulate in the body, or persist in the environment.

In contrast to other companies, the Proponent believes that Avon Products, Inc (Avon) has failed to move as aggressively as needed regarding controversial chemicals, and as a result faces business and reputational risks that could put the company at a competitive disadvantage.

Shareholders are being asked to vote for a report articulating Avon’s policy, above and beyond regulatory requirements, to:
•	Substitute in safer alternatives for such chemicals - even when science remains uncertain- as a means of responding to emerging safety concerns;
•	Benchmark the company’s policies against emerging best practices of others in the cosmetics and personal care sector;
•	Evaluate the reputational risks of inaction; and
•	Consider adopting a policy that meets or exceeds competitors’ targets in this area.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event.  The Green Century Equity Fund urges shareholders to vote for Item number 6 following the instruction provided on the management’s proxy mailing.

Rationale for a yes vote:

•
Consumer demand for products that are free from chemicals of concern is rising. Proponents believe that if Avon were to take proactive measures beyond existing regulatory requirements, the company would be well positioned to capitalize on this growing market and meet any future regulatory requirements.

•
The current regulatory environment in the US is, in the Proponent's opinion, insufficient to protect the company from business risks arising from growing consumer and public concerns about chemical safety. Avon is at risk of being impacted by future rules that close regulatory gaps, reputational risks, and costs associated with product reformulation.

•
A major competitor in the cosmetics industry has taken strong, decisive action to phase out chemicals of concern from its products, raising the bar for the entire sector. As a result, inaction by Avon may result in competitive and reputational risks.

Background:

Globally, Avon is the fifth largest beauty company with over $11 billion in annual revenue.1  It is overwhelmingly dependent on its personal care product lines; its beauty line generated 73 percent of its net sales in 2011.2 For these reasons, proponents contend the company faces significant financial and reputational risks if the company is unable to effectively meet emerging consumer and public demand for products free of chemicals of concern, or is forced to reformulate its products due to increased regulation.

Business Risks:

Consumer preferences are shifting; Avon must be positioned to respond.

Cosmetics and personal care products currently represent a $50 billion industry in the United States, and consumer concerns about chemical safety are fueling the growth in demand for “natural” products:

•	A 2011 Deloitte survey found that 57% of people responding said that safety was their number one concern when buying personal care products.3
•
According to a trade publication, “Around the globe, consumers have displayed ever-increasing interest in natural products, which will continue to push worldwide growth into double-digit territory—a welcome respite for diversified multinational manufacturers reeling from lackluster performance in the overall cosmetics and toiletries market.”4

•
According to recent market research, “the business world takes for granted that sales of natural health & beauty care brands will keep on thriving…the U.S. consumer market for natural and organic skincare, haircare, and makeup—which during 2005-2010 boomed 61% to $7.7 billion—could top $11.0 billion as of 2016.”5

Proponents believe the above market signals indicate Avon should be aggressively seeking opportunities to minimize the use of chemicals of concern. Such an effort can help to protect long-term market share.

Existing regulations are insufficient to protect against risk; Avon faces significant financial risks for failing to go beyond compliance to meet potential regulations and growing public expectations for product safety.

There is growing public concern that existing regulations governing chemical safety are inadequate.  This is exemplified in the increased growth in consumer demand for natural products, as well as news coverage highlighting chemicals of concern in conventional personal care products. The following illustrate several of the financial and reputational risks Avon may be exposed to if it fails to go beyond compliance in responding to consumer concerns for chemical safety:

•
According to a recent consumer watchdog report, “The personal care product industry in the United States lacks adequate, health protective regulation to ensure that products are safe and that all ingredients in these products are listed on labels so consumers can make informed choices.”6

•
ChemSec is a Swedish non-profit that works with scientists, industry, NGOs, and policy makers to reduce chemicals in products and supply chains, and has produced a Substitute It Now List (“SIN List”) which identifies Substances of Very High Concern based on the criteria established by the EU chemicals regulation, REACH. The list is used by many investors in the US and Europe as an indicator of vulnerable materials in products.

•
According to an MSCI ESG company report examining Avon, “[based on] our analysis of chemicals contained on ChemSec's SIN List 2.0, Avon's cosmetics and personal care product segments face high risks of being impacted by future chemical bans…Avon lacks a coherent position on chemical phase out, particularly compared to peers that are starting to integrate principles of green chemistry in product design and are identifying viable, less hazardous alternatives in anticipation of substance bans.”7

•
According to another MSCI report on chemical regulation risks and opportunities across all sectors, reformulation costs due to tightened regulation range from 2%-18% of net income, depending on regulated ingredient.8

Cosmetics companies face rising risks of reputational damage or possibly even liability from emerging concerns about certain ingredients. Proponents believe Avon’s current approach does not keep it far enough ahead of emerging product safety concerns and standards.   Instead of the current approach, Avon should be more proactive in phasing out controversial chemicals. This could place our company in a more competitive position regarding evolving regulatory requirements and public expectations.

Competitors are responding, heightening the financial risks of inaction for Avon.

In 2012, Avon’s competitor, Johnson & Johnson, announced that it plans to phase out triclosan, phthalates, parabens and components that release formaldehyde from nearly all of its personal care products. This move by an Avon competitor has raised the bar and shifted expectations for the entire sector. Furthermore, shareholders are aware that a coalition of health and environmental groups (the Campaign for Safe Cosmetics) has launched a national campaign asking Avon to adopt a policy approach closer to Johnson & Johnson’s. This national campaign may pose direct reputational and financial risks to Avon.

Conclusion:

For the reasons outlined above, we are deeply concerned that Avon is unprepared to meet rising public expectations for chemical safety in personal care products, and could face significant financial, competitive, and reputational risks as a result.  While J&J is well positioned to capitalize on these changes in the market place, inaction by Avon could put it at a competitive disadvantage and leave the company vulnerable to new regulations. As a result, we believe it is in the company’s best interest to adopt beyond-compliance measures for identifying and phasing out hazardous chemicals in its personal care products. Such precautionary actions would help mitigate reputational risk and safeguard the company against potential losses.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event.  The Green Century Equity Fund urges shareholders to vote for Item number 6 following the instruction provided on the management’s proxy mailing.

1 Beth Kowitt, “Avon: The Rise and Fall of a Beauty Icon,” Fortune, April 11, 2012, available at: http://management.fortune.cnn.com/2012/04/11/avon-andrea-jung-downfall/; Avon Investor Relations, http://investor.avoncompany.com/phoenix.zhtml?c=90402&p=irol-irhome, accessed December 14, 2012.
2 Avon Products, Inc. 2011 10-K, available
3 http://www.deloitte.com/assets/Dcom-UnitedStates/Local%20Assets/Documents/Consumer%20Business/us_cp_2011foodsafetysurvey_041511.pdf
4 “Natural Products Outperform the Overall Personal Care Market,” February 18, 2011, www.naturalcosmeticsnews.com.
5 Natural and Organic Personal Care Products in the U.S., 5th Edition,” December 2011.
6 “Retailer Therapy,” The Campaign for Safe Cosmetics, December 2012.
7 MSCI. “Intangible Value Assessment: Avon Products, Inc.” (Jun 8, 2012).
8 MSCI. “Uncovering Financial Risks and Opportunities of Chemical Regulation.” (Sept 8, 2011).